SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                           AMENDMENT NO. 1 TO
                             SCHEDULE 13E-4
                      ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                      TUCSON ELECTRIC POWER COMPANY
                            (Name of Issuer)


                       UNISOURCE ENERGY CORPORATION
                     (Name of Person Filing Statement)


                      COMMON STOCK PURCHASE WARRANTS
                      (Title of Class of Securities)


                              898813 11 8
                  (CUSIP Number of Class of Securities)



                           John T. Hood, Esq.
                        Thelen Reid & Priest LLP
                          40 West 57th Street
                      New York, New York 10019-4097
                             (212) 603-2000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)


                               Copy to:
                           Kevin P. Larson
                         Assistant Treasurer
                     UniSource Energy Corporation
                        220 West Sixth Street
                       Tucson, Arizona  85701
                           (520) 571-4000


                            August 18, 1998
   (Date Tender Offer First Published, Sent or Given to Security Holders)

       ITEM 1.     SECURITY AND ISSUER.

             Item 1 of the Schedule 13E-4 of UniSource Energy Corporation (the "Schedule 13E-4") is hereby amended in the following respect:
       Pursuant to the terms and conditions set forth in the Prospectus and in the accompanying Letter of Transmittal, filed as Exhibits 9(a)(1) and 9(a)(2), respectively, to the Schedule 13E-4, the Exchange Offer was scheduled to expire at 5:00 p.m., New York City time on September 23, 1998. The Company has determined to extend the Exchange Offer so that it will expire at 5:00 p.m., New York City time, on October 23, 1998.


       ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

       *(a)(6) Prospectus Supplement dated September 22, 1998. (Registration No. 333-60809)

        (a)(7)     Letter to Holders of TEP Warrants, dated
                   September 22, 1998.




       (*) Previously filed as indicated and incorporated herein by reference.


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


                                  SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       Dated:  September 22, 1998    UNISOURCE ENERGY CORPORATION



                                     By: /s/ Ira R. Adler
                                        ---------------------------
                                           Ira R. Adler
                                           Executive Vice President
                                           Principal Financial Officer



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


                                 EXHIBIT INDEX


            EXHIBIT
               NO.                  EXHIBIT DESCRIPTION


            *(a)(6) Prospectus Supplement dated September 16, 1998. (Registration No. 333-60809)

             (a)(7)     Letter to Holders of TEP Warrants,
                        dated September 22, 1998.



            (*) Previously filed as indicated and incorporated herein
                by reference.